SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from              to

COMMISSION FILE NUMBER 333-130283

A.	Full title of the plan: CIBC World Markets Incentive Savings Plan for United States Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada, M5L 1A2

(416) 980-2211

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

CIBC World Markets Incentive Savings Plan for United States Employees

December 31, 2010 and 2009 and Year Ended December 31, 2010

With Report of Independent Registered Public Accounting Firm

CIBC World Markets Incentive Savings Plan for United States Employees

Financial Statements

and Supplemental Schedule

December 31, 2010 and 2009 and Year Ended December 31, 2010

Assets Acquired and Disposed Within the Plan Year, Reportable Transactions, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2010 and 2009 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the CIBC World Markets Incentive Savings Plan for United States Employees

We have audited the accompanying statements of net assets available for benefits of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, New York

June 28, 2011

CIBC World Markets Incentive Savings Plan for United States Employees

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments at fair value:
Registered investment companies	$150,422,339	$142,922,577
CIBC Stock Fund	15,979,930	12,536,641

Total investments	166,402,269	155,459,218
Receivables:
Notes receivable from participants	1,013,429	929,629
Employer and participant contributions receivable	29,000	—

Net assets reflecting investments at fair value	167,444,698	156,388,847
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(115,227)	(35,377)

Net assets available for benefits	$167,329,471	$156,353,470

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Investment Income:
Net realized and unrealized appreciation in fair value of investments	$16,489,067
Interest and dividends	3,605,392

20,094,459
Interest income on notes receivable from participants	53,309
Contributions:
Employer contributions	932,210
Participant contributions	3,875,544
Other	133,871

Total additions	25,089,393

Deductions
Benefits paid to participants	13,885,448
Other	227,944

Total deductions	14,113,392

Net increase in net assets available for benefits	10,976,001

Net assets available for benefits:
Beginning of year	156,353,470

End of year	$167,329,471

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering substantially all United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. The U.S. Benefits Committee administers the Plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Participation

An Eligible Employee as defined by the Plan is eligible to participate in the Plan on the later of attainment of age 18 or his/her date of hire.

Contributions

A plan participant may contribute between 2% and 50% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 50% of a participant’s contribution up to 6% of the participant’s base salary. A discretionary bonus contribution may be determined by CIBC as a fixed percentage of a participant’s base salary for the portion of the year a participant was eligible to participate in the Plan. Management has decided there will not be a discretionary bonus contribution for the year ended December 31, 2010.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. At December 31, 2010, participant forfeitures of $164,409 were used to offset CIBC contributions to the Plan.

Investments

Participants direct their account balances into various investment options offered by the Plan.

Vesting

Participants employed by CIBC prior to January 2, 1998, who were still employed on January 1, 1999, are fully vested in their accounts including all future contributions to the Plan. Each other participant will have a fully vested non-forfeitable interest in the CIBC matching and discretionary bonus contributions after completing three years of service. Amounts forfeited by participants may be used to reduce CIBC matching or bonus contributions.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document.

Payment of Benefits

After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary bonus accounts in that order of priority. Prior to attaining age 59-1/2, an employed participant may withdraw any portion or all of his/her after tax savings account plus earnings or rollover account. Prior to attaining age 59-1/2 employed

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account. Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. Lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or CIBC, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by CIBC.

Plan Termination

Although it has not expressed any intent to do so, CIBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented on the accrual basis of accounting.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 amended ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”) to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009. In addition, they have been removed from the ASC 820 disclosure for both 2009 and 2010 as they are no longer classified as investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Actual results could differ from these estimates.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with ASC 820. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s investment in the CIBC Stock Fund is valued at the year-end unit closing price. See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

As required by U.S. GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The Vanguard Retirement Saving Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 7); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statement of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2009 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

3. Investments

The following is a summary of the information regarding the Plan, included in the Plan’s financial statements:

	December 31
	2010	2009
Investments representing 5% or more of net assets available for benefits
(*) American Funds EuroPacific Growth Fund	$11,743,243	$12,306,151
(*) CIBC Stock Fund	15,979,930	12,536,641
(*) Dodge & Cox Stock Fund	21,971,526	21,645,692
(*) PIMCO Funds: Total Return Fund	14,624,779	14,482,127
(*) T. Rowe Price Blue Chip Growth Fund	9,413,282	8,987,279
(*) Vanguard 500 Index Fund	29,800,282	27,809,286
(*) Vanguard Prime Money Market Fund	20,770,803	23,395,707
(*) Vanguard Small-Cap Index Fund	11,653,367	9,670,870

Subtotal	135,957,212	130,833,753

Investments representing less than 5% of net assets available for benefits
(*) AIM Real Estate Fund	291,066	—
(*) Artisan Mid Cap Value Fund; Investor Shares	782,060	650,188
(*) Black Rock Small Cap Growth Fund	684,791	505,388
(*) Franklin Strategic Series: Small Cap Growth Fund	1,968,950	1,604,119
(*) Invesco US Small Cap Value Fund	2,611,423	2,053,666
(*) MSIF Global Real Estate Fund	153,213	—
(*) T. Rowe Price International Funds, Inc.: Emerging Markets Stock Fund	3,501,381	2,879,699
(*) Vanguard High-Yield Corporate Fund	4,106,599	3,797,599
(*) Vanguard Mid-Cap Index Fund Investor Shares	306,269	—
(*) Vanguard Retirement Savings Trust (**)	2,579,286	1,569,095
(*) Vanguard Target Retirement 2005 Fund	192,748	307,994
(*) Vanguard Target Retirement 2010 Fund	661,137	763,420
(*) Vanguard Target Retirement 2015 Fund	1,523,688	2,182,975
(*) Vanguard Target Retirement 2020 Fund	2,428,543	1,520,059
(*) Vanguard Target Retirement 2025 Fund	2,311,096	1,842,159
(*) Vanguard Target Retirement 2030 Fund	1,916,412	1,921,386
(*) Vanguard Target Retirement 2035 Fund	1,899,905	1,659,415
(*) Vanguard Target Retirement 2040 Fund	635,235	683,868
(*) Vanguard Target Retirement 2045 Fund	401,342	272,520
(*) Vanguard Target Retirement 2050 Fund	143,255	93,710
(*) Vanguard Target Retirement Income	231,351	282,828
(*) Vanguard Total Bond Market Index Fund Index Fund Investor Shares	962,672	—
(*) Vanguard Total International Stock Index Fund	37,408	—

Subtotal	30,329,830	24,590,088

Total investments	$166,287,042	$155,423,841

(*)	Permitted party-in-interest
(**)	The Plan’s investment in the Vanguard Retirement Savings Trust is reported above at contract value. The fair value of the Plan’s investment in the Vanguard Retirement Savings Trust was $2,694,513 and $1,604,472 at December 31, 2010 and 2009, respectively.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

3. Investments (continued)

During the year ended December 31, 2010, gains and losses on investments sold as well as appreciation/depreciation in the value of Plan assets held at year end were broken down as follows:

2010
Registered investment companies	$13,722,766
CIBC Stock Fund	2,766,301

Net realized and unrealized appreciation in fair value of investments	$16,489,067

During the year ended December 31, 2010, interest and dividend income earned on Plan assets were as follows:

2010
Registered investment companies	$2,951,933
CIBC Stock Fund	653,459

Total interest and dividend income on investments	$3,605,392

4. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee or its affiliates, therefore, these transactions qualify as permitted party-in-interest transactions. The Plan also invests in the CIBC Stock Fund which also qualifies as permitted party-in-interest transactions.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays all other administrative expenses on the Plan’s behalf.

The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Internal Revenue Code (the “Code”) and ERISA’s rules on prohibited transactions.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

5. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 19, 2004, stating that the Plan is qualified under Section 401(a) of the Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$167,329,471	$156,353,470
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	115,227	35,377

Net assets available for benefits per Form 5500	$167,444,698	$156,388,847

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2010 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$10,976,001
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	115,227

Net increase in net assets available for benefits per the Form 5500	$11,091,228

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

7. Fair Value Measurements

Under U.S. GAAP, fair value is defined as the price that the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan categorizes its fair value measurements according to a three-level hierarchy based upon the transparency of the inputs to the valuation of an asset or a liability as of the measurement date. The three levels are defined as follows:

Level 1	Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	Inputs other than quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
o Quoted prices for similar assets or liabilities in active markets;
o Quoted prices for identical or similar assets or liabilities in inactive markets;
o Inputs other than quoted prices that are observable for the asset or liability;
o Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

7. Fair Value Measurements (continued)

Level 3	Unobservable inputs that reflect an entity’s own assumption about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Guaranteed investment contract: The underlying trust which contains these investments are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The Plan determines its pro-rata share of the trust to arrive at the fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

7. Fair Value Measurements (continued)

The following table sets forth by level, with the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment companies	$122,850,424	$24,877,402	—	$147,727,826
Common stocks	15,979,930	—	—	15,979,930
Guaranteed investment contracts	—	2,694,513	—	2,694,513

Total assets at fair value	$138,830,354	$27,571,915	—	$166,402,269

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Registered investment companies	$114,124,799	$27,193,306	—	$141,318,105
Common stocks	12,536,641	—	—	12,536,641
Guaranteed investment contracts	—	1,604,472	—	1,604,472

Total assets at fair value	$126,661,440	$28,797,778	—	$155,459,218

The Plan determines the timing of transfers between levels as of the beginning of the year. There were no transfers in or out of Level 3 during the year. There were also no significant transfers between Level 1 or 2 during the year.

Supplemental Schedule

EIN: #13-1942440

Plan: # 006

CIBC World Markets Incentive Savings Plan for United States Employees

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Shares, or Rate of Interest	Current Value
Registered Investment Companies:
AIM Real Estate Fund	13,576 shares	$291,066
American Funds EuroPacific Growth Fund	284,271 shares	11,743,243
Artisan Mid Cap Value Fund; Investor Shares	38,947 shares	782,060
Black Rock Small Cap Growth Fund	28,521 shares	684,791
Dodge & Cox Stock Fund	203,893 shares	21,971,526
Franklin Strategic Series: Small Cap Growth Fund	52,773 shares	1,968,950
Invesco US Small Cap Value Fund	97,696 shares	2,611,423
MSIF Global Real Estate Fund	17,450 shares	153,213
PIMCO Funds: Total Return Fund	1,347,905 shares	14,624,779
T. Rowe Price Blue Chip Growth Fund	246,873 shares	9,413,282
T. Rowe Price International Funds, Inc.: Emerging Markets Stock Fund	99,245 shares	3,501,381
Vanguard 500 Index Fund	257,298 shares	29,800,282
Vanguard High-Yield Corporate Fund	720,456 shares	4,106,599
Vanguard Mid-Cap Index Fund Investor Shares	15,080 shares	306,269
Vanguard Prime Money Market Fund	20,770,803 shares	20,770,803
Vanguard Retirement Savings Trust	2,579,286 shares	2,694,513
Vanguard Small-Cap Index Fund	335,349 shares	11,653,367
Vanguard Target Retirement 2005 Fund	16,432 shares	192,748
Vanguard Target Retirement 2010 Fund	29,634 shares	661,137
Vanguard Target Retirement 2015 Fund	122,680 shares	1,523,688
Vanguard Target Retirement 2020 Fund	109,889 shares	2,428,543
Vanguard Target Retirement 2025 Fund	183,130 shares	2,311,096
Vanguard Target Retirement 2030 Fund	88,395 shares	1,916,412
Vanguard Target Retirement 2035 Fund	145,142 shares	1,899,905
Vanguard Target Retirement 2040 Fund	29,546 shares	635,235
Vanguard Target Retirement 2045 Fund	29,729 shares	401,342
Vanguard Target Retirement 2050 Fund	6,694 shares	143,255
Vanguard Target Retirement Income	20,510 shares	231,351
Vanguard Total Bond Market Index Fund Index Fund Investor Shares	90,818 shares	962,672
Vanguard Total International Stock Index Fund	2,374 shares	37,408

Total registered investment companies		150,422,339

CIBC Stock Fund*	508,429 shares	15,979,930
Notes receivable from participants*	2.75% – 9.5%	1,013,429

Total assets		$167,415,698

*	Permitted party-in-interest

Note: Cost information is not required for participant directed investments, and therefore is not included.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the U.S. Benefits Committee of the CIBC World Markets Incentive Savings Plan for United States Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CIBC World Markets Incentive Savings Plan for United States Employees

By:	/s/ Kathryn G. Casparian
	Kathryn G. Casparian,	a member of the
U.S. Benefits Committee

Dated: June 28, 2011

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-130283) pertaining to the Canadian Imperial Bank of Commerce of our report dated June 28, 2011, with respect to the financial statements and schedule of the CIBC World Markets Incentive Savings Plan for United States Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

New York, New York

June 28, 2011